KULA VENTURES #2 LTD

6350 W Cheyenne Ave

Las Vegas NV 89108

October 7, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Withdrawal of Offering Statement on Form 1-A; File No. 024-11241

Ladies and Gentlemen:

Kula Ventures #2 Ltd., a Nevada corporation, (the “Company”) hereby applies for the Commission’s consent to withdraw its offering circular dated June 19, 2020, initially filed with the Securities and Exchange Commission on June 19, 2020.The offering circular was not qualified and none of the securities to which it relates were sold.

The Company makes this request due to a change in underlying business conditions that render the offering uneconomical at this time.

If you have any questions in connection with this request, please contact Bryan Clark, Esq. at 702-527-5277.

Respectfully,

Kula Ventures #2 Ltd

/s/ Rob Rink
Rob Rink
Chief Executive officer